UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

OSL HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

67105N201

(CUSIP Number)

Eli Feder

1669 Edgewood Rd., Suite 214, Yardley, PA 19067

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Eli Feder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds
Transaction 1: -00- (cashless exercise of warrant)
Transaction 2: -00- (consulting agreement)
Transaction 3: -00- (employment agreement compensation)
Transaction 4: -00- (employment agreement compensation)
Transaction 5: -00- (employment agreement compensation)
Transaction 6: -00- (employment agreement compensation)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place or Origin
United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power
61,071,430

	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
61,071,430

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
61,071,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
16.26%

14.	Type of Reporting Person (See Instructions)
IN

(1) This percentage is calculated based on 375,669,474 shares of Company common stock outstanding as of December 16, 2014.

EXPLANATION

This Amendment No. 1 on Schedule 13D/A (this “Amendment”) is filed on behalf of Eli Feder and amends that certain Schedule 13D, as previously filed with the Securities and Exchange Commission on January 28, 2013 (the “Original Filing”) relating to the common stock, par value $0.001 per share (the “Common Stock”) of OSL Holdings, Inc. (the “Company” or the “Issuer”). This Amendment No.1 is being filed to report a material change in the facts set forth in Items three, four, five, six and seven of the Original Filing.

Items 3, 4, 5, 6 and 7 of the Original Filing are hereby amended and restated as follows:

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value (“Common Stock”), of OSL HOLDINGS INC., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1669 Edgewood Road, Suite 214, Yardley, PA 19067.

Item 2. Identity and Background.

(a) This statement is filed by and on behalf of Eli Feder.

(b) Mr. Feder’s principal business address is 1669 Edgewood Rd., Suite 214, Yardley, PA 19067.

(c) Mr. Feder is the Chief Corporate Development Officer and a 10% Owner of the Issuer.

(d) During the last five years, Mr. Feder has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Feder has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Feder is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Transaction 1: -00- (cashless exercise of warrant)

On March 5, 2014, the Issuer entered into an Executive Agreement with Mr. Feder, whereby in exchange of certain rights Mr. Feder received warrants, exercisable on a cashless basis, for 7,500,000 shares. The warrants were exercisable at the earlier of six months from issuance or after any three consecutive days where the weighted average share price exceeds $0.50 and were to expire two years from the date of issuance. Mr. Feder exercised these warrants on September 15, 2014.

Transaction 2: -00- (consulting agreement)

On April 11, 2014 the Issuer’s board approved a consulting agreement with Mr. Feder to provide food production, logistics, consulting and development services to the Company for its cannabis division for the period beginning April 10, 2014 through April 10, 2017. Mr. Feder’s consulting agreement provided for, among other things, an award of 20,000,000 shares of common stock upon execution of the agreement.

Transaction 3: -00- (employment agreement compensation)

On July 14, 2014 Mr. Feder was issued 2,500,000 shares of common stock as compensation under the terms of his employment agreement with the Issuer.

Transaction 4: -00- (employment agreement compensation)

On November 11, 2014 Mr. Feder was issued 3,350,000 shares of common stock as compensation under the terms of his employment agreement with the Issuer.

Transaction 5: -00- (employment agreement compensation)

On December 2, 2014 Mr. Feder was issued 3,350,000 shares of common stock as compensation under the terms of his employment agreement with the Issuer.

Transaction 6: -00- (employment agreement compensation)

On December 15, 2014 Mr. Feder was issued 3,350,000 shares of common stock as compensation under the terms of his employment agreement with the Issuer.

Item 4. Purpose of Transaction.

Mr. Feder holds the Issuer’s securities for investment purposes. Mr. Feder does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Feder beneficially owns 61,071,430 shares of Common Stock of the Issuer, representing approximately 16.26% of the outstanding shares of Common Stock.

(b) The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. Mr. Feder has sole voting power and sole dispositive power over the shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c) Except as reported herein, Mr. Feder has not affected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference. Mr. Feder (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2014

/s/ Eli Feder
Eli Feder